SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29898]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

December 30, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of December 2011. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on January 24, 2012, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

Tax-Free Investments Trust [File No. 811-2731]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company.

On April 30, 2008, applicant transferred its assets to Tax-Free Cash Reserve Portfolio, a series of

Short-Term Investments Trust, based on net asset value. Expenses of $29,100 incurred in

connection with the reorganization were paid by Invesco Advisers, Inc., applicant's investment

adviser.

<u>Filing Dates</u>: The application was filed on April 23, 2010 and amended on December 2, 2011.

<u>Applicant's Address</u>: 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

Fidelity Capital Fund, Inc. [File No. 811-791]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company.

On December 31, 1979, applicant transferred its assets to Fidelity Trend Fund, Inc., based on net

asset value. Expenses of approximately $100,000 incurred in connection with the reorganization

were paid by applicant and the acquiring fund based on respective net assets.

<u>Filing Dates</u>: The application was filed on October 17, 2011, and amended on December 1,

2011.

<u>Applicant's Address</u>: 82 Devonshire St., Boston, MA 02109.

Rochdale High Yield Advances Fund, LLC [File No. 811-22539]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On June 28, 2011, applicant made a liquidating

distribution to its shareholders, based on net asset value. Expenses of $3,500 incurred in

connection with the liquidation were paid by Rochdale Investment Management, LLC,

applicant's investment adviser.

Filing Dates: The application was filed on September 21, 2011 and amended on December 16, 2011.

Applicant's Address: 570 Lexington Ave., New York, NY 10022.

First Trust Strategic High Income Fund [File No. 811-21756]
First Trust Strategic High Income Fund III [File No. 811-21994]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 3, 2011, applicants transferred their assets to First Trust Strategic High Income Fund II, based on net asset value. Total expenses of approximately $515,500 incurred in connection with the reorganization were paid by applicants and the acquiring fund on a pro rata basis, based on the net asset value of each fund prior to the closing date of the reorganization.

Filing Dates: The applications were filed on October 27, 2011 and amended on December 16, 2011.

Applicants' Address: 120 East Liberty Dr., Suite 400, Wheaton, IL 60187.

CPG FrontPoint Multi-Strategy Fund [File No. 811-22324]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. One December 1, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $11,000 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on December 1, 2011.

Applicant's Address: c/o Central Park Advisers, LLC, 805 Third Ave., 18th Floor, New York, NY 10022.

Arden Sage Multi-Strategy TEI Fund, LLC [File No. 811-22377]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 30, 2011, applicant transferred its assets to Arden Sage Multi-Strategy Fund, LLC (f/k/a Robeco-Sage Multi-Strategy Fund, LLC), based on net asset value. Expenses of $38,000 incurred in connection with the reorganization were paid by Robeco Investment Management, Inc., applicant's former investment adviser.

Filing Date: The application was filed on November 30, 2011.

Applicant's Address: 375 Park Ave., 32nd floor, New York, NY 10152.

Arden Sage Multi-Strategy TEI Master Fund, LLC [File No. 811-22222]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 30, 2011, applicant transferred its assets to Arden Sage Multi-Strategy Master Fund, LLC (f/k/a Robeco-Sage Multi-Strategy Master Fund, LLC), based on net asset value. Expenses of $38,000 incurred in connection with the reorganization were paid by Robeco Investment Management, Inc., applicant's former investment adviser.

Filing Date: The application was filed on November 30, 2011.

Applicant's Address: 375 Park Ave., 32nd floor, New York, NY 10152.

Keystone High Yield Priority Value Fund [File No. 811-6149]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on December 7, 2011.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                   Kevin M. O'Neill
                                   Deputy Secretary